UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

SYNEOS HEALTH, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

45329R109
(CUSIP Number)

Michael J. Aiello, Esq.
Sachin Kohli , Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas H. Lee Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,244,020(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,244,020(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,244,020(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.55% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) As of the date hereof, includes shares directly owned by Thomas H. Lee Equity Fund VI (2019), L.P., THL Equity Fund VI (2019) Coinvestment Partners, L.P., THL Equity Fund VII Investors (inVentiv), L.P., Thomas H. Lee Equity Fund VII, L.P., Thomas H Lee Parallel Fund VII, L.P., Thomas H. Lee Parallel (Cayman) Fund VII, L.P., THL Executive Fund VII, L.P., THL Fund VII Coinvestment Partners, L.P., THL Managers VI, LLC and THL Managers VII, LLC.

(2) Based on 103,755,391 shares of Common Stock outstanding as of April 30, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2019.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THL Holdco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,244,020(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,244,020(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,244,020(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.55% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) As of the date hereof, includes shares directly owned by Thomas H. Lee Equity Fund VI (2019), L.P., THL Fund VI (2019) Coinvestment Partners, L.P., THL Equity Fund VII Investors (inVentiv), L.P., Thomas H. Lee Equity Fund VII, L.P., Thomas H Lee Parallel Fund VII, L.P., Thomas H. Lee Parallel (Cayman) Fund VII, L.P., THL Executive Fund VII, L.P., THL Fund VII Coinvestment Partners, L.P., THL Managers VI, LLC and THL Managers VII, LLC.

(2) Based on 103,755,391 shares of Common Stock outstanding as of April 30, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2019.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas H. Lee Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,244,020(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,244,020(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,244,020(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.55% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) As of the date hereof, includes shares directly owned by Thomas H. Lee Equity Fund VI (2019), L.P., THL Fund VI (2019) Coinvestment Partners, L.P., THL Equity Fund VII Investors (inVentiv), L.P., Thomas H. Lee Equity Fund VII, L.P., Thomas H Lee Parallel Fund VII, L.P., Thomas H. Lee Parallel (Cayman) Fund VII, L.P., THL Executive Fund VII, L.P., THL Fund VII Coinvestment Partners, L.P., THL Managers VI, LLC and THL Managers VII, LLC.

(2) Based on 103,755,391 shares of Common Stock outstanding as of April 30, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2019.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THL Equity Advisors VI (2019), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,352,591(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,352,591(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,352,591(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.16% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As of the date hereof, includes shares directly owned by Thomas H. Lee Equity Fund VI (2019), L.P.

(2) Based on 103,755,391 shares of Common Stock outstanding as of April 30, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2019.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas H. Lee Equity Fund VI (2019), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,352,591(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,352,591(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,352,591(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.16% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As of the date hereof,

(2) Based on 103,755,391 shares of Common Stock outstanding as of April 30, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2019.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THL Fund VI (2019) Coinvestment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
151,749(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
151,749(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
151,749(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.15% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As of the date hereof.

(2) Based on 103,755,391 shares of Common Stock outstanding as of April 30, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2019.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THL Equity Advisors VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,517,362(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,517,362(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,517,362(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.03% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) As of the date hereof, includes shares directly owned by THL Equity Fund VII Investors (inVentiv), L.P., Thomas H. Lee Equity Fund VII, L.P., Thomas H Lee Parallel Fund VII, L.P., Thomas H. Lee Parallel (Cayman) Fund VII, L.P. and THL Executive Fund VII, L.P.

(2) Based on 103,755,391 shares of Common Stock outstanding as of April 30, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2019.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THL Equity Fund VII Investors (inVentiv), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,323,549(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,323,549(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,323,549(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.99% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As of the date hereof.

(2) Based on 103,755,391 shares of Common Stock outstanding as of April 30, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2019.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas H. Lee Equity Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,429,259(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,429,259(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,429,259

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.38% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As of the date hereof.

(2) Based on 103,755,391 shares of Common Stock outstanding as of April 30, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2019.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas H Lee Parallel Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,127,743(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,127,743(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,127,743(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.09% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As of the date hereof.

(2) Based on 103,755,391 shares of Common Stock outstanding as of April 30, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2019.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas H. Lee Parallel (Cayman) Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,511,529(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,511,529(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,511,529(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.46% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As of the date hereof.

(2) Based on 103,755,391 shares of Common Stock outstanding as of April 30, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2019.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THL Executive Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
125,282(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
125,282(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,282(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As of the date hereof.

(2) Based on 103,755,391 shares of Common Stock outstanding as of April 30, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2019.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THL Fund VII Coinvestment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
217,962(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
217,962(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
217,962(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.21%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) As of the date hereof.

(2) Based on 103,755,391 shares of Common Stock outstanding as of April 30, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2019.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THL Managers VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,148(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,148(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,148(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.01%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) As of the date hereof.

(2) Based on 103,755,391 shares of Common Stock outstanding as of April 30, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2019.

CUSIP No. 45329R109	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THL Managers VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,208(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,208(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,208(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.01%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) As of the date hereof.

(2) Based on 103,755,391 shares of Common Stock outstanding as of April 30, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2019.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on August 10, 2017 (as amended from time to time, the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D.

Item 1.	Security and Issuer

This Schedule 13D relates to the Reporting Persons’ (as defined in Item 2) beneficial ownership interest in the Class A common stock, par value $0.01 per share (the “Common Stock”), of Syneos Health, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 3201 Beechleaf Court, Suite 600, Raleigh, North Carolina 27604.

Item 2.	Identity and Background

(a) This statement is being filed by the following entities:

1.	Thomas H. Lee Advisors, LLC, a Delaware limited liability company (“THL Advisors”);

2.	THL Holdco, LLC, a Delaware limited liability company (“THL Holdco”);

3.	Thomas H. Lee Partners, L.P., a Delaware limited partnership (“THL Partners”);

4.	THL Equity Advisors VI (2019), LLC, a Delaware limited liability company (“Fund VI 2019 GP”);

5.	Thomas H. Lee Equity Fund VI (2019), L.P., a Delaware limited partnership (“Fund VI 2019”);

6.	THL Equity Fund VI (2019) Coinvestment Partners, L.P., a Delaware limited partnership (“Fund VI 2019 Coinvest”);

7.	THL Equity Advisors VII, LLC, a Delaware limited liability company (“Fund VII GP”);

8.	THL Equity Fund VII Investors (inVentiv), L.P., a Delaware limited partnership (“Equity Fund VII inVentiv”);

9.	Thomas H. Lee Equity Fund VII, L.P., a Delaware limited partnership (“Equity Fund VII”);

10.	Thomas H. Lee Parallel Fund VII, L.P., a Delaware limited partnership (“Parallel Fund VII”);

11.	Thomas H. Lee Parallel (Cayman) Fund VII, L.P., a Cayman Islands limited partnership (“Parallel (Cayman) Fund VII”);

12.	THL Executive Fund VII, L.P., a Delaware limited partnership (“Executive Fund VII”);

13.
THL Fund VII Coinvestment Partners, L.P., a Delaware limited partnership (“Fund VII Coinvest” and together with Equity Fund VII inVentiv, Equity Fund VII, Parallel Fund VII, Parallel Cayman Fund VII, Executive Fund VII and Fund VII Coinvest, the “Fund VII Entities”);

14.	THL Managers VI, LLC, a Delaware limited liability company (“Managers VI”); and

15.	THL Managers VII, LLC, a Delaware limited liability company (“Managers VII”).

The entities listed in subparagraphs (1) through (15) above are collectively referred to as the “Reporting Persons” or the “THL Funds”) and each individually as a “Reporting Person” or a “THL Fund.”

THL Holdco, LLC, a Delaware limited liability company (“THL Holdco”) is the Managing Member of THL Advisors, which in turn is the General Partner of Thomas H. Lee Partners, L.P., a Delaware limited partnership (“THL”), which in turn is the Sole Member of Fund VII GP, the Managing Member of Managers VI and Managers VII, and the General Partner of Fund VII Coinvest. Fund VI 2019 GP is the General Partner of Fund VI 2019.  Fund VII GP is the General Partner of Equity Fund VII inVentiv, Equity Fund VII, Parallel Fund VII, Parallel Cayman Fund VII and Executive Fund VII.

(b) The principal office address of each THL Fund is c/o Thomas H. Lee Partners, L.P., 100 Federal St., 35th Floor, Boston, MA 02110.

(c) The principal business of THL is to operate as an investment advisory firm and to make private equity investments. Each of the THL Funds, other than Fund VI 2019 GP and Fund VII GP, is principally engaged in the investment of securities.  Fund VI 2019 GP is principally engaged in the business of serving as the General Partner of Fund VI 2019.  Fund VII GP is principally engaged in the business of serving as a General Partner to Equity Fund VII, among other limited partnerships.

(d)(e) During the last five years, none of the THL Funds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the THL Funds has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violations with respect to such laws.

(f)  See Item 2(a) of this Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented as follows:

The information set forth under Items 4 and 6 of this Amendment No. 2 is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 is supplemented as follows:

The information set forth under Item 6 of this Amendment No. 2 is incorporated herein by reference.

Pursuant to the Purchase Agreement, dated as of April 30, 2019, among Thomas H. Lee Equity Fund VI, L.P. (“Equity Fund VI”), Thomas H. Lee Parallel Fund VI, L.P. (“Parallel Fund VI”), Thomas H. Lee Parallel Fund (DT) VI, L.P. (“Parallel Fund DT VI”), THL Coinvestment Partners, L.P. (“THL Coinvest”), THL Operating Partners, L.P. (“THL Operating”), Putnam Investments Employees’ Securities Company III, LLC (“Putnam III”), Great-West Investors, L.P. (“Great-West”) (collectively, the “Fund VI Entities”) and Fund VI 2019, the Fund VI entities sold an aggregate of 5,504,340 shares of Common Stock to Fund VI 2019 and Fund VI 2019 Coinvest for $238,413,162 or approximately $43.31 per share (the “2019 Fund Transfer”), which funds were obtained from capital contributions made by equity partners of Fund VI 2019 and Fund VI 2019 Coinvest.  Accordingly, upon the completion of the 2019 Fund Transfer on June 24, 2019: Equity Fund VI transferred 3,029,630 shares of Common Stock for $131,224,393; Parallel Fund VI transferred 2,051,504 shares of Common Stock for $88,858,165; Parallel Fund DT VI transferred 358,357 shares of Common Stock for $15,521,756; THL Coinvest transferred 28,433 shares of Common Stock for $1,231,538, THL Operating transferred 5,399 shares of Common Stock for $233,850, Putnam III transferred 15,502 shares of Common Stock for $671,448; and Great-West transferred 15,515 shares of Common Stock for $672,012.  Upon the completion of the 2019 Fund Transfer, Fund VI 2019 directly owned 5,352,591 shares of Common Stock and Fund VI 2019 Coinvest directly owned 151,749 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

(a)(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 2 as of the date hereof, are incorporated herein by reference.  As of the date hereof, after giving effect to the 2019 Fund Transfer, the Reporting Persons beneficially own, in the aggregate, 19,244,020 shares of Common Stock, which represents 18.55% of the Common Stock issued and outstanding.  The following table sets forth the number of shares and percentage of Common Stock owned by each Reporting Persons named in Item 2 of this Amendment No. 2.  The percentage of Common Stock owned was calculated based upon 103,755,391 shares of Common Stock outstanding as of April 30, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2019.

Reporting Persons	Number of Shares Beneficially Owned	Percentage of Common Stock
Thomas H. Lee Advisors, LLC	19,244,020	18.55%
THL Holdco LLC	19,244,020	18.55%
Thomas H. Lee Partners, L.P.	19,244,020	18.55%
THL Equity Advisors VI (2019), LLC	5,352,861	5.16%
Thomas H. Lee Equity Fund VI (2019), L.P.	5,352,861	5.16%
THL Fund VI (2019) Coinvestment Partners, L.P.	151,479	0.15%
THL Equity Advisors VII, LLC	13,517,362	13.03%
THL Equity Fund VII Investors (inVentiv), L.P.	9,323,549	8.99%
Thomas H. Lee Equity Fund VII, L.P.	1,429,259	1.38%
Thomas H. Lee Parallel Fund VII, L.P.	1,127,743	1.09%
Thomas H. Lee Parallel (Cayman) Fund VII, L.P.	1,511,529	1.46%
THL Fund VII Coinvestment Partners, L.P.	217,962	0.21%
THL Executive Fund VII, L.P.	125,282	0.12%
THL Managers VI, LLC	3,148	Less than 0.01%
THL Managers VII, LLC	1,208	Less than 0.01%

On account of the THL Stockholders’ Agreement (as defined and more fully described in Item 6 of the Schedule 13D), the Reporting Persons may be deemed to constitute a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(c) Other than as reported in this Amendment No. 2, no Reporting Person has entered into any transactions in the securities of the Issuer within the last 60 days.

(d) Under certain circumstances, partners or members of a Reporting Person, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

On June 24, 2019, in connection with the 2019 Fund Transfer, each of Fund VI 2019 and Fund VI 2019 Coinvest executed a joinder agreement, dated as of June 24, 2019, pursuant to which each of Fund VI 2019 and Fund VI 2019 Coinvest will be deemed to be a party to the THL Stockholders’ Agreement with the same respective rights and obligations as the other THL Funds that are parties thereto as of such date.

On September 13, 2018, pursuant to the operative agreements of the Fund VI Entities (as defined in this Item 6 of Amendment No. 2) and the Fund VII Entities, following the lapse of restrictions and settlement of 2,178 restricted stock units granted on August 1, 2017 by the Board to each of Mr. Abbrecht and Mr. Nelson for service as a director of the Issuer, Mr. Abbrecht and Mr. Nelson each transferred, for no consideration, 1,574 shares of Common Stock to Managers VI and 604 shares of Common Stock to Managers VII.  Also, on May 24, 2019, each of Mr. Abbrecht and Mr. Nelson was granted 4,122 restricted stock units to be settled in shares of Common Stock, which restrictions lapse in full one year following the grant date, or, if earlier, the date of the next subsequent annual meeting following the grant date but only to the extent that he is not re-elected as a non-employee director at such annual meeting, in each case, subject to continued service on the Board.  Pursuant to the operative agreements among certain of the THL Funds, any securities that were issued to Mr. Abbrecht and Mr. Nelson while serving as a director of the Issuer, a portfolio company of the THL Funds, were to be held for the benefit of THL Managers VI and THL Managers VII.

Item 7.	Material to Be Filed as Exhibits

99.5*	Joinder to THL Stockholders’ Agreement, dated June 24, 2019 – Thomas H. Lee Equity Fund VI (2019), L.P.

99.6*	Joinder to THL Stockholders’ Agreement, dated June 24, 2019 – THL Fund VI (2019) Coinvestment Partners, L.P.

99.7*	Joint Filing Agreement.

* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2019	THOMAS H. LEE ADVISORS, LLC
By: THL Holdco, LLC,
its Managing Member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

Date: June 26, 2019	THL HOLDCO, LLC

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

Date: June 26, 2019	THOMAS H. LEE PARTNERS, L.P.
By: Thomas H. Lee Advisors, LLC, its General Partner
By: THL Holdco, LLC, its Managing Member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

Date: June 26, 2019	THL EQUITY ADVISORS VI (2019), LLC
By: Thomas H. Lee Partners, L.P.,
its Sole Member
By: Thomas H. Lee Advisors, LLC,
its General Partner
By: THL Holdco, LLC,
its Managing Member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

Date: June 26, 2019	THOMAS H. LEE EQUITY FUND VI (2019), L.P.
By: THL Equity Advisors VI (2019), LLC,
its General Partner
By: Thomas H. Lee Partners, L.P.,
its Sole Member
By: Thomas H. Lee Advisors, LLC,
its General Partner
By: THL Holdco, LLC,
its Managing Member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

Date: June 26, 2019	THL EQUITY FUND VI (2019) COINVESTMENT PARTNERS, L.P.
By: Thomas H. Lee Partners, L.P.,
its General Partner
By: Thomas H. Lee Advisors, LLC,
its General Partner
By: THL Holdco, LLC,
its Managing Member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

Date: June 26, 2019	THL EQUITY ADVISORS VII, LLC
By: Thomas H. Lee Partners, L.P.,
its Sole Member
By: Thomas H. Lee Advisors, LLC,
its General Partner
By: THL Holdco, LLC,
its Managing Member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

Date: June 26, 2019	THL FUND VII COINVESTMENT PARTNERS, L.P.
By: Thomas H. Lee Partners, L.P.,
its General Partner
By: Thomas H. Lee Advisors, LLC,
its General Partner
By: THL Holdco, LLC,
its Managing Member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

Date: June 26, 2019	THL EQUITY FUND VII INVESTORS (INVENTIV), L.P.
THOMAS H. LEE EQUITY FUND VII, L.P.
THOMAS H. LEE PARALLEL FUND VII, L.P.
THOMAS H. LEE PARALLEL (CAYMAN) FUND VII, L.P.
THL EXECUTIVE FUND VII, L.P.
By: THL Equity Advisors VII, LLC,
its General Partner
By: Thomas H. Lee Partners, L.P.,
its Sole Member
By: Thomas H. Lee Advisors, LLC,
its General Partner
By: THL Holdco, LLC,
its Managing Member

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

Date: June 26, 2019	THL MANAGERS VI, LLC

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

Date: June 26, 2019	THL MANAGERS VII, LLC

By:	/s/ Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director